UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

 Commission File Number    000-22842

 CUSIP Number    318687100

(Check One): [X] Form 10-K    [  ] Form 20-F       [  ] Form 11-K     [   ] Form 10-Q   [   ] Form 20-F
        [   ] Form 10-D    [  ] Form N-SAR   [  ] Form N-CSR

For Period Ended:        June 30, 2010

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:_______________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________________________
__________________________________________________________________________________________________________________________________

PART I – REGISTRANT INFORMATION

First Bancshares, Inc.

Full Name of Registrant

not applicable

Former Name if Applicable

142 E. First Street

Address of Principal Executive Office (Street and Number)

Mountain Grove, Missouri 65711

City, State and Zip Code

PART II –  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly  report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III –  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

First Bancshares, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended June 30, 2010 by September 28, 2010, without unreasonable effort or expense.  The Company has been informed by the Office of Thrift Supervision (the “OTS”) that it will require the Company’s banking subsidiary, First Home Savings Bank (the “Bank”), to increase the amount of the Bank’s allowances for loan and lease losses based on a regulatory examination of the Bank which commenced in August, 2010.  The Company had not, until very recently, received the final conclusions of the OTS in this regard and therefore has been unable to complete preparation of its financial statements as of and for the year ended June 30, 2010, or the business description, related financial information or Management’s Discussion and Analysis of Financial Condition and Results of Operations portions of its Annual Report on Form 10-K for the year ended June 30, 2010.  The Company is now in the process of evaluating the effects of the increase in its allowances for loan and lease losses that the OTS has stated it will require and preparing financial statements as of and for the year ended June 30, 2010.

PART IV –  OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Ronald J. Walters	(417)	926-5151
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

 [X] Yes     [  ] No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 [X] Yes      [  ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the year ended June 30, 2010 are still being finalized by management.  The Company anticipates that it will report a loss for the year ended June 30, 2010.  The loss for the year ended June 30, 2010 is anticipated to be in the range of $1.2 million to $1.4 million.  The additional reserves required by the OTS, as a result of its examination, will change the operating results for fiscal 2010 from a small profit to a loss.  This will, based on the cumulative results of operations over the last five years, require the Company and the Bank to re-evaluate the value of deferred tax assets.

Forward looking statements, by their nature, are subject to risks and uncertainties.  The statements contained in this document that are not historical facts are forward-looking statements based on management’s current expectations and beliefs concerning future developments and their potential effects on the Company.  Readers are cautioned not to unduly rely on forward-looking statements.  Actual results may differ from those projected.  Forward looking statements speak only as of the date they were made.  The Company undertakes no obligation to publicly revise these forward looking statements to reflect subsequent events or circumstances that may occur after the date that forward looking statements are made.

First Bancshares, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 27, 2010	By /s/Ronald J. Walters
Ronald J. Walters
Senior Vice President, Treasurer and Chief Financial Officer